SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[May 26, 2004]

Metso Corporation (Translation of registrant’s name into English) Fabianinkatu 9 A, PO Box 1220 FIN-00101 Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_________

SIGNATURES

Date May 26, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

Metso’s Board sets earnings criteria for the distribution of year 2003 B stock options

(Helsinki, Finland, May 26, 2004) — Metso Corporation’s (NYSE: MX; HEX: MEO) Board of Directors has decided on the maximum number of options and on the earnings criteria by which year 2003 B stock options can be distributed to key persons of Metso Corporation in the spring of 2005.

The Board has decided that the maximum number of year 2003 B stock options that can be distributed will be 2,500,000 options.

The main criteria for distributing stock options will be Metso Corporation’s operating profit percentage, the return on capital employed (ROCE) and earnings per share.

Stock options can be distributed to the maximum amount, if the operating profit percentage for 2004 reaches at least 9 percent, the return on capital employed reaches at least 20 percent and earnings per share exceed EUR 1.45.

The minimum criteria for a partial distribution of stock options are an operating profit percentage for 2004 of at least 4 percent, a return on capital employed of at least 8 percent and earnings per share of at least EUR 0.40.

An additional criterion for the distribution of stock options is that the trade-weighted average price of the Metso share on the Helsinki Exchanges during the period January 1 - March 31, 2005 does not fall below EUR 10.11.

Metso’s Board of Directors has reserved 100,000 year 2003 A stock options and 100,000 year 2003 C stock options for future needs. The Board has decided that it will not distribute the 2,400,000 year 2003 A and the 2,500,000 year 2003 C stock options transferred to Metso Capital Oy. In addition, the Board has decided to propose to the 2005 Annual General Meeting that the Meeting cancels the 2,400,000 year 2003 A and the 2,500,000 year 2003 C stock options transferred to Metso Capital Oy.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. Metso has approximately 26,000 employees in 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For further information please contact:

Harri Luoto, Senior Vice President, Legal Counsel, Metso Corporation, tel. +358 20 484 3240 Eeva Mäkelä, Manager, Investor Relations, Metso Corporation, tel. +358 20 484 3253

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by “expects”, “estimates”, “forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.

Such factors include, but are not limited to:
(1)	general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins
(2)	the competitive situation, especially significant technological solutions developed by competitors
(3)	the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement
(4)	the success of pending and future acquisitions and restructuring.